UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number:  001-36277

North Atlantic Drilling Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release, dated December 16, 2015, of North Atlantic Drilling Ltd. (the "Company"), announcing that the Company will hold a Special General Meeting on December 28, 2015  to seek approval for the 1-for-10 reverse stock split and capital reduction as outlined in the Company's third quarter 2015 earnings report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH ATLANTIC DRILLING LTD. (registrant)

Dated: December 17, 2015	By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Secretary

EXHIBIT 1

NADL - Special General Meeting 2015
Hamilton, Bermuda, December 16, 2015 - North Atlantic Drilling Ltd. advises that it will hold a Special General Meeting on December 28, 2015 to seek approval for the 1-for-10 reverse stock split and capital reduction as outlined in its third quarter 2015 earnings report. A copy of the Notice of Special General Meeting and Proxy Statement can be found on our website www.nadlcorp.com and attached to this press release.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

North Atlantic Drilling Ltd.
Notice of Special General Meeting of the Shareholders December 28, 2015

NOTICE IS HEREBY given that a Special General Meeting of the Shareholders of North Atlantic Drilling Ltd. (the "Company") will be held on December 28, 2015 at 9:30 a.m. (Bermuda time), at 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda for the following purposes which are more completely set forth in the accompanying information statement and to consider and, if thought fit, passing with or without any amendments, the following resolution:

To consider and if thought fit to approve that with effect from 12:00 noon (Bermuda time) on December 31, 2015 or such other time as may be determined by the Directors of the Company (the "Effective Date") and subject to completion of necessary actions by the share transfer agents, the reorganisation of the Company's share capital be undertaken as more particularly set out in the Proxy Statement attached hereto.

By Order of the Board of Directors

Georgina Sousa
Secretary

Dated: December 7, 2015

Notes:

1.	The Board of Directors has fixed the close of business on December 3, 2015 as the record date for the determination of the shareholders entitled to attend and vote at the Special General Meeting or any adjournment thereof.

2.	No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.

3.	A Form of Proxy is enclosed for use in connection with the business set out above.

4.	The resolution set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a majority of the votes cast.

Information Concerning Solicitation and Voting
for the Special General Meeting of the Shareholders (the "Meeting") of North Atlantic Drilling Ltd.
to be held on December 28, 2015

At the Meeting, the Board will ask the shareholders to approve the reorganisation of the Company's share capital (the "Capital Reorganisation"). This Capital Reorganisation is being proposed in order to remedy the listing requirement breach as set out in the notification received on August 20, 2015, from the New York Stock Exchange stating that the Company was in violation of a listing rule requiring a minimum share price of US$1.00 and was given until February 19, 2016 to remedy the breach. The current authorised share capital of the Company is US$2,000,000,000.00 divided into 400,000,000 shares of a par value of US$5.00 each, of which 243,516,514 shares of US$5.00 each have been issued and fully paid.

The proposed Capital Reorganisation would involve:

(a)	the consolidation of the authorised share capital and issued share capital of the Company so that 10 shares of par value US$5.00 each become 1 share of par value US$50.00 each, with the resulting authorised share capital of the Company being US$2,000,000,000 divided into 40,000,000 shares of par value US$50.00 each, of which 24,351,651 shares of US$50.00 each would be in issue and fully paid or credited as fully paid;

(b)	in accordance with Bye-law 55 of the Company's Bye-laws, the purchase by the Company for cancellation of all of the shares of the Company of par value US$5.00 each not consolidated into shares of par value US$50.00 each pursuant to paragraph (a) above, due to the creation of resulting fractional entitlements to shares, for a cash payment equal to the closing price per share of the Company's shares on the New York Stock Exchange at the end of the trading day on the record date set by the Directors of the Company in accordance with Bye-law 147 of the Company's Bye-laws;

(c)	the reduction of the issued and paid-up share capital of the Company by reducing the paid-up capital of the Company by US$49.90 on each of the issued shares of the Company such that the par value of each such issued share be reduced from US$50.00 to US$0.10 (the "Capital Reduction");

(d)	upon the Capital Reduction taking effect, each of the authorised, but unissued shares of par value US$50.00 each in the capital of the Company being sub-divided into 500 shares of par value US$0.10 each;

(e)	the authorised share capital of the Company being reduced from US$2,000,000,000.00 to US$10,000,000.00, consisting of 100,000,000 shares of par value US$0.10 each, of which 24,351,651 shares of par value US$0.10 each would be in issue and fully paid or credited as fully paid;

(f)	that subject to, and forthwith upon, the Capital Reduction taking effect, the amount of credit arising from the Capital Reduction be credited to the contributed surplus account of the Company;

(g)	that the Directors of the Company shall be authorised to apply any credit balance in the contributed surplus account of the Company in accordance with the Bye-laws of the Company, the Companies Act and all other applicable laws.

Subject to shareholder approval, the Board of Directors has set the date for the effectiveness of the Capital Reorganisation as December 31, 2015. If the Capital Reduction is approved, the par value of each share in issue on the effective date will be reduced to US$0.10 and the Company's share registers will be amended to reflect this change.

Upon the proposed Capital Reduction becoming effective, there will be no change in the percentage level of shareholding of each shareholder of the Company ("Shareholder"). The shares of par value US$0.10 each will rank pari passu in all respects with each other. Other than the expenses incurred in relation to the proposed Capital Reduction, the implementation thereof will not alter the underlying assets, business operations, management or financial position of the Company.

The Company's shares are fully paid and consequently the proposed Capital Reduction will not involve the diminution of any liability in respect of unpaid share capital. It will also not result in a return of any share capital or other assets to Shareholders. The amount of credit arising from the proposed Capital Reduction will be transferred to the contributed surplus account of the Company.